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                                                                EXHIBIT NO. 99.1


  ALTAREX ANNOUNCES PRIVATE PLACEMENT OF SPECIAL WARRANTS FOR UP TO $7 MILLION

WALTHAM, Mass., March 7 /CNW/ -- AltaRex Corp. (AXO.TO, ALXFF.OTC), a developer of foreign antibodies that activate the immune system to treat cancer, announced today that it has issued 185.7 Special Warrants as part of an offering of up to 1,000 Special Warrants on a private placement basis. If fully subscribed, the offering could provide up to C$7 million in capital to the Company (before expenses of the offering) upon issuance of a receipt for a final prospectus filed with the Ontario Securities Commission. The actual proceeds realized by the Company will depend upon the number of Special Warrants issued in the offering and the price at which the Special Warrants are automatically converted.

Following the issuance of the receipt for the final prospectus, each Special Warrant will automatically convert into one Unit consisting of a number of common shares of the Company, to be determined by a formula based on the five day volume weighted average trading price of the Company's common shares less the maximum discount permitted by the rules of the Toronto Stock Exchange, plus 250 Common Share Purchase Warrants. At that time, the investors will be required to pay to the Company an amount per Special Warrant equal to the number of common shares into which a Unit will convert multiplied by the discounted volume weighted average trading price of the Company's common shares referred to above. Each Common Share Purchase Warrant will entitle the holder to acquire one common share for a period of five years at an exercise price equal to the five day volume weighted average trading price referred to above. The maximum number of common shares issuable upon the conversion of the Units and the exercise of the Purchase Warrants is 8,250,000.

A portion of each investor's maximum committed subscription amount has been, or will be, deposited in escrow. Such funds will be released to the Company upon the automatic conversion of the Special Warrants, or, in the event the conversion does not occur prior to 5:00 p.m. (Toronto time) on May 5, 2002, to the investor.

The Company has filed a preliminary prospectus with the Ontario Securities Commission relating to the distribution of up to 1,000 Units comprising the underlying common shares and Common Share Purchase Warrants referred to above.

The securities sold in the offering will not be and have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital and the risk that the Company can not

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raise funds on a timely basis on satisfactory terms or at all, the need to obtain corporate alliances and the risk that the Company cannot establish corporate alliances on a timely basis, on satisfactory terms, or at all, changing market conditions, uncertainties regarding the timely and successful completion of clinical trials, patient enrollment rates, uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials, whether the Company will file for regulatory approval on a timely basis, uncertainties as to when, if at all, the FDA will accept or approve the Company's regulatory filings for its products, the need to establish and scale-up manufacturing processes, uncertainty as to the timely development and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.

For further information

     Peter Gonze, Operations/Investor Relations, +1-781-672-0138 ext. 1503, pgonze@altarex.com or Sondra Henrichon, Investor Relations, +1-781-672-0138 ext. 1510, shenrichon@altarex.com, both of AltaRex Corp.